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SI 19007913

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 01 2019
Washington, DC

SEC FILE NUMBER
8-68864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FinPro Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

158 Route 206
(No. and Street)

Gladstone	NJ	07934
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John P. Mauro I Chief Compliance Officer I 908-234-9398 ext. 107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tutuer & Lewis, P.C.
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Donald J. Musso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FinPro Capital Advisors, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELLEN M. FRAKER-GLASSCOCK
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50083444
My Commission Expires 5/29/2023

Signature

President & CEO

Title

Ellen Fraker Glasscock 2/27/19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINPRO CAPITAL ADVISORS, INC.

TABLE OF CONTENTS

MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
FinPro Capital Advisors, Inc.
(A Wholly-Owned Subsidiary of FinPro, Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FinPro Capital Advisors, Inc. (the "Company") (A Wholly-Owned Subsidiary of FinPro, Inc.) as of December 31, 2018, and the related statements of income, change in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FinPro Capital Advisors, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FinPro Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on FinPro Capital Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FinPro Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

101 Eisenhower Parkway | Roseland, NJ 07068 | p 973.228.4600 | mtlcpa.com

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, Schedule II – Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5, and Schedules III & IV – Statements of Exemption from the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of FinPro Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of FinPro Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as FinPro Capital Advisors, Inc.'s auditor since 2016.

Roseland, New Jersey
February 27, 2019

FINPRO CAPITAL ADVISORS, INC.
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	114,784
Accounts receivable		171,847
Other assets		1,808
Total Assets	$	288,439
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	42,030
Total Liabilities		42,030
Stockholder's Equity		
Common stock, $10 par value: 100 shares authorized, issued and outstanding		1,000
Additional paid-in capital		107,000
Retained earnings		138,409
Total Stockholder's Equity		246,409
Total Liabilities and Stockholder's Equity	$	288,439

See Notes to Financial Statements

FINPRO CAPITAL ADVISORS, INC.
Statement of Income
Year Ended December 31, 2018

Revenues		
Advisory fees	$	1,978,862
Capital raising		26,516
Other services		220,869
Total Revenues		2,226,247
Expenses		
Employee compensation and benefits		1,945,430
Occupancy costs		10,992
Professional fees		15,000
Regulatory and compliance		28,839
Other expenses		56,326
Total Expenses		2,056,587
Net income before taxes		169,660
Provision for income taxes		-
Net Income	$	169,660

See Notes to Financial Statements

FINPRO CAPITAL ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Total	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)
Balance, January 1, 2018	$ 76,749	$ 1,000	$ 107,000	$ (31,251)
Net income	169,660	-	-	169,660
Balance, December 31, 2018	$ 246,409	$ 1,000	$ 107,000	$ 138,409

See Notes to Financial Statements

FINPRO CAPITAL ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities		
Net income	$	169,660
Adjustments to reconcile net income to net cash flows from operating activities		
Change in accounts receivables		(152,347)
Change in other assets		1,150
Change in accounts payables and accrued expenses		23,968
Total Adjustments to Net Income		(127,229)
Net Cash Flows from Operating Activities		42,431
Net increase in cash		42,431
Cash, beginning of year		72,353
Cash, end of year	$	114,784

See Notes to Financial Statements

FINPRO CAPITAL ADVISORS, INC.
Notes to Financial Statements
December 31, 2018

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – FinPro Capital Advisors, Inc. (the "Company") was incorporated on March 8, 2011 under the laws of the State of New Jersey and is a wholly owned subsidiary of FinPro, Inc. (the "Parent").

The Company became a registered broker-dealer on May 21, 2012 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking services including merger and acquisition advisory services, purchase and assumption transactions, fairness opinions, capital raising, valuation and due diligence services for financial institutions. The Company does not have any trading accounts nor does it carry customer accounts, and accordingly is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(i) of such rule.

Basis of Financial Statement Presentation – The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Subsequent Events – The Company has considered subsequent events and transactions through February 27, 2019, the date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

Revenue Recognition – Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant judgments
Revenue from contracts with customers includes success fees and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees
The Company provides advisory services on mergers and acquisitions, restructurings, other strategic transactions. These revenues include success fees earned in connection with advising companies. The Company also earns fees for related advisory work such as providing fairness opinions. Revenue for advisory arrangements is generally recognized at the point in time when the services for the transactions are completed under the terms of each engagement. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is required to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Payment for revenue is due upon invoicing.

Placement agent fees
The Company earns agency placement fees in non-underwritten transactions, including private placements of debt and equity securities. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each engagement.

Contract assets and liabilities
Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable – Accounts receivable include retainer and success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At December 31, 2018, management believed no valuation allowance was warranted. The accounts receivable balance at December 31, 2017 was $19,500.

Cash and Cash Equivalents – For purposes of presentation on both the statements of financial condition and cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

Income Taxes – Effective January 1, 2014, the Company and the Parent have elected S-Corporation status for Federal and New Jersey income tax purposes. The Company is a qualified subchapter S subsidiary and is therefore included in the consolidated Federal income tax return filed by the Parent. The Company files its own New Jersey income tax return. Under these elections, the Company makes no provision for Federal and New Jersey income taxes, but may be subject to taxes in other states where registered to do business. The stockholder's allocable share of the Company's income or loss is reportable on his or her income tax returns.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The U.S. Federal jurisdiction and New Jersey are the major tax jurisdictions where the Company files income tax returns. Interest and penalties on tax liabilities, if any, would be recorded in expenses. No interest expense or penalties have been assessed for the year ended December 31, 2018.

2. RELATED PARTY TRANSACTIONS

The Company shares its office space as well as various administrative services with the Parent. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the terms of the agreement, certain expenses of the Parent such as payroll costs, rent and office expenses are allocated to the Company and included in their respective accounts on the accompanying statement of income.

In accordance with the expense sharing agreement, the Company reimbursed the Parent for its allocated share on non-payroll related overhead expenses totaling $20,113 for the year ended December 31, 2018. The Company also reimbursed the Parent for its allocated share of employee compensation, bonuses and other payroll-related expenses paid on its behalf totaling $1,945,430 for the year ended December 31, 2018.

During 2018, the Company entered into a short-term loan agreement with its Parent, FinPro, Inc. The amount of the loan was $100,000 and was paid off over the course of three months. At December 31, 2018, no outstanding balances were due from its Parent.

3. MAJOR CUSTOMERS

Advisory fees from three customers were 66% of total advisory fees for the year ended December 31, 2018.

Accounts receivable from one other customer represents 94% of total accounts receivable at December 31, 2018.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $72,754, which exceeded the minimum requirement of $5,000 by $67,754. The ratio of aggregate indebtedness to net capital was .58 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(2)(i).

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments – The Company and its Parent consolidated operations to provide for more effective cross-training and allocate additional resources to the Parent. As such, the Company was released from its formal obligation under a sub-lease agreement with the Parent for office space. Instead, the Company paid its allocation of office space under the expense sharing agreement with the Parent based on headcount. For the year ended December 31, 2018, occupancy expense was $10,992 and is included in occupancy costs on the statement of income.

Contingent Liabilities – The Company may become involved in legal claims arising in the ordinary course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations. Currently, there are no known or threatened claims.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

FINPRO CAPITAL ADVISORS, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

Computation of net capital		
Total stockholder's equity	$	246,409
Deductions and/or charges:		
Aged receivables and other assets		173,655
Net Capital	$	72,754
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	42,030
Aggregate indebtedness	$	42,030
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	2,803
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	67,754
Excess net capital at 1000%	$	66,764
Ratio: Aggregate indebtedness to net capital		0.58 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	72,754
Decrease resulting from December 31, 2018 audit adjustments, net		-
Net capital, as included in this report	$	72,754

Schedule II
Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5
As of December 31, 2018

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form FOCUS Part II filing as of December 31, 2018.

FINPRO CAPITAL ADVISORS, INC.

Schedules III & IV

Statement Regarding Exemption from Rule 15c3-3 of the Securities and Exchange Commission December 31, 2018

Schedule III
Statement of Exemption from the Computation for Determination of Reserve Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(i), the Company is exempt from the computation for determination of reserve requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.

Schedule IV
Statement of Exemption from the Information Relating to Possession or Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(i), the Company is exempt from the information relating to the possession or control requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.

FinPro
Capital Advisors, Inc.

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

FinPro Capital Advisors, Inc., (the Company) to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of FinPro Capital Advisors, Inc."

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire calendar year ending December 31, 2018, without exception.

FinPro Capital Advisors, Inc.

I, Donald J. Musso, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

By: ______________________________
Title: President & CEO

February 26, 2019

MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
FinPro Capital Advisors, Inc.
(A Wholly-Owned Subsidiary of FinPro, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(4), in which (1) FinPro Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which FinPro Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) FinPro Capital Advisors, Inc. stated that FinPro Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FinPro Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FinPro Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 27, 2019

MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of FinPro Capital Advisors, Inc.,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by FinPro Capital Advisors, Inc. and the SIPC, solely to assist you and SIPC in evaluating FinPro Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. FinPro Capital Advisors, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on FinPro Capital Advisors, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you

This report is intended solely for the information and use of FinPro Capital Advisors, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 27, 2019

101 Eisenhower Parkway | Roseland, NJ 07068 | p 973.228.4600 | mtlcpa.com

FINPRO CAPITAL ADVISORS, INC.

Securities Investor Protection Corporation
Schedule of Assessment and Payments (Form SIPC-7)

Year Ended December 31, 2018

	Date Paid		Amount
General Assessment reconciliation for the period January 1, 2018 to December 31, 2018		$	3,302
Payment schedule:			
Paid with SIPC-6	6/30/2018		1,288
Paid with SIPC-6 adjustment			-
Total Payments			1,288
Balance due		$	2,014

See Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Report on the Schedule of Assessment and Payments (Form SIPC-7)